CHILCO RIVER HOLDINGS INC.
                            355 Lemon Avenue, Suite C
                                Walnut, CA 91789


May 18, 2006

H. Christopher Owings
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-0405

             Re: Chilco River Holdings Inc. - SEC File No. 333-131946 Responses to the Securities and Exchange Commission
                  Staff Comments dated May 16, 2006 Regarding
                  Amendment No. 2 to the Registration Statement on Form SB-2 Filed on May 8, 2006

Dear Mr. Owings:

     This letter responds to the staff's comments set forth in the May 16, 2006 letter regarding the above-referenced Amendment No. 2 to Form SB-2 registration statement. For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

     In connection with our response to the staff's comments, we hereby acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our responses are as follows:

Consolidated Statement of Operations and Comprehensive  Income, page F-5
------------------------------------------------------------------------

Staff Comment No. 1:

     We note your response to our prior comment 9; however, based on our review of your detailed breakout of other income/expenses, it appears that you have improperly classified impairment losses on assets as well as the loss on the disposal of your assets as other expenses/losses instead of within operating expenses. Given the relative significance of these charges to operating income, please revise your financial statements to reclass these costs from other expenses/losses to operating expenses. Additionally, disclosure regarding the impairment of these assets should be made in the notes to the financial statements. For further guidance refer to paragraphs 25 through 26 as well as paragraph 45 of SFAS 144.

Securities and Exchange Commission
File No. 333-131946
May 18, 2006
Page 2


The Company's Response:

     The Company has determined that the impairment loss of $134,630 should be reclassified as a loss on disposal of assets, as the assets were taken out of service as of December 31, 2005. Considering this reclassification and the original loss on disposal of assets of $93,384, the financial statements have been revised to comply with SFAS 144.

Staff Comment No. 2:

     The financial  statements should be updated,  as necessary,  to comply with
     Item 310(g) of Regulation S-B.

The Company's Response:

     The company has revised its registration statement to include the interim financial statements for the period ended March 31, 2006, to comply with
     Item 310(g) of Regulation S-B. The Company has also made appropriate revisions to the disclosure to accommodate the inclusion of such financial statements.

Staff Comment No. 3:

     Please provide a currently dated signed consent from the independent public accountant in the amendment.


The Company's Response:

     The company has included a currently dated signed consent from the independent public accountant as requested.



Thank you for your review of the filing. If you should have any questions regarding the amended SB-2 or our response letter, please do not hesitate to contact me at (909) 869-7933 or Kenneth Sam at Dorsey & Whitney LLP at (303) 629-3445.

                                    Respectfully submitted,

                                    CHILCO RIVER HOLDINGS INC.


                                    /s/ Tom Liu
                                    ------------------------------------------
                                    Tom Liu
                                    Chief Executive Officer